SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                              (AMENDMENT NO. __)(1)


                             TRESTLE HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   8953OU 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   8953OU 10 5                13G                     Page 2 of 8 Pages


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            PAUL GUEZ
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
------------------ -------------------------------------------------------------
                   SEC USE ONLY

------------------ -------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION
                            TUNISIA
------------------ -------------------------------------------------------------
     NUMBER           5      SOLE VOTING POWER
       OF                    901,694
     SHARES        --------- ---------------------------------------------------
  BENEFICIALLY        6      SHARED VOTING POWER
    OWNED BY                 30,000
                   --------- ---------------------------------------------------
    REPORTING         7      SOLE DISPOSITIVE POWER
     PERSON                  901,694
      WITH         --------- ---------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             30,000
------------------ -------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   931,694
------------------ -------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*
                                                               [ ]
------------------ -------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   11.3% (1)
------------------ -------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                   IN
------------------ -------------------------------------------------------------

(1) Based on a total of 8,257,214 shares of the issuer's Common Stock issued and outstanding as of May 12, 2005.

                                EXPLANATORY NOTE

         This Schedule 13G amends that certain Schedule 13D filed by the Reporting Person on May 6, 1999, and that certain Amendment No. 1 to Schedule 13D filed by the Reporting Person on July 14, 1999. This Schedule 13G is filed pursuant to Rule 13d-1(c) based on the fact that the Reporting Person (i) does not hold the securities reported hereby with any purpose of changing or influencing the control of the issuer, and has no intention of participating in any transaction having that purpose or effect, (ii) is not a person reporting pursuant to paragraph (b)(1) of Rule 13d-1, and (iii) is not directly or indirectly the beneficial owner of 20 percent or more of the class of securities reported hereby. The Reporting Person stopped serving as a director of the issuer in September 2004.


ITEM 1(a)        NAME OF ISSUER:

                 Trestle Holdings, Inc. (the "Company")

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 11835 W. Olympic Blvd.
                 Suite 550E
                 Los Angeles, California 90064

ITEM 2(a)        NAME OF PERSON FILING:

                 This statement is filed on behalf of Paul Guez, an individual.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 The principal address of Paul Guez is c/o Blue Holdings, Inc., 5804 E. Slauson Ave., Commerce, California, 90040.

ITEM 2(c)        CITIZENSHIP:

                 Paul Guez is a citizen of Tunisia.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, par value $0.001 per share

ITEM 2(e)        CUSIP NUMBER:

                 8953OU 10 5

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not Applicable

ITEM 4           OWNERSHIP:

                 Included in rows 5 through 9 and 11 on page 2. Paul Guez owns directly 901,694 shares of the Company's Common Stock, and together with his wife, Elizabeth Guez, 30,000 shares of the Company's Common Stock. Accordingly, Mr. Guez has the sole power to dispose or direct the disposition, and to vote or direct the voting of the 901,694 shares held by him directly. Mr. Guez shares the power to dispose or direct the disposition, and to vote or direct the voting of the 30,000 shares held by him together with Mrs. Guez.

ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not Applicable.

ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Mrs. Guez has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 30,000 shares of the Company's Common Stock held by her together with Mr. Guez.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not Applicable

ITEM 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not Applicable

ITEM 9           NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable

ITEM 10          CERTIFICATION

                 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          PAUL GUEZ


                                          June 21, 2005
                                          --------------------------------------
                                          Date


                                          /s/ Paul Guez
                                          --------------------------------------
                                          Signature


                                          Paul Guez
                                          --------------------------------------
                                          Name/Title


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